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[*] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

[COOLEY GODWARD KRONISH LETTERHEAD]

Christian J. Scognamillo
T: (650) 843-5196 cscognamillo@cooley.com

October 28, 2006

VIA EMAIL

Mary Mast
Amy Bruckner
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Affymax, Inc.
File 333-136125
Form S-1 filed July 28, 2006

Dear Mary and Amy:

        Following up on our telephone conference on Wednesday, October 25, 2006, on behalf of Affymax, Inc. ("Affymax"), we are providing a supplemental response to comment number 2 received from the staff of the Securities and Exchange Commission (the "Staff"), by letter dated October 16, 2006 (the "Comment Letter"), with respect to Affymax's Registration Statement on Form S-1, File No. 333-136125 (the "Registration Statement").

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Revenue Recognition, page 36

  2.
  We acknowledge your response to comment 2. We note that you recognize revenue related to third-party development expense reimbursement pursuant to your arrangement with Takeda as you incur the related expenses. We also note that you recognize revenue related to the manufacture and supply arrangement for Hematide API on a cost basis upon delivery and defer the profit margin indefinitely. Tell us how your accounting treatment for both of these transactions correlates to EITF No. 00-21 and your conclusion that all of the elements involved in the Takeda arrangement represent a single unit of accounting.

        In response to the Staff's comment, Affymax is providing the following summary and related detailed analysis (Exhibit A) which describes the substantive terms of the collaboration and license agreements entered into with Takeda Pharmaceuticals Company Limited ("Takeda") in February and June 2006 and the accounting treatment of revenue to be recognized under the agreements.

Executive Summary

        Background & Business Purpose:    Affymax is a biopharmaceutical company focusing on developing peptide drugs for improving patient care for serious and life-threatening conditions in kidney disease and cancer. Hematide is Affymax's first product candidate to enter the clinic, is a peptide-based drug designed to stimulate the production of red blood cells. It is in Phase 2 trials for the treatment of anemia associated with chronic kidney disease (CKD) and in anemic cancer patients undergoing chemotherapy. In February 2006, Affymax entered into a collaboration and license agreement with Takeda, the largest pharmaceutical company in Japan in order to maximize the potential opportunity for successful development and commercialization of Hematide in Japan. Takeda, as the highest bidder in an auction process for rights in this territory conducted by Affymax, paid significant sums and evidenced a substantial commitment of resources to facilitate development of Hematide consistent with the needs of Affymax and a potential collaborator in the remainder of the world. In June 2006, Affymax expanded the arrangement with Takeda to include the rest of the world. Takeda was the successful bidder once again in a second auction conducted by Affymax. Beyond the significant payments made by Takeda under the collaboration, key considerations for Affymax were the ability to control development in the dialysis and pre-dialysis markets, payment by Takeda of 70% of the development costs in the U.S., profit sharing in the U.S. and the level of involvement in the development, manufacturing and commercialization of Hematide retained by Affymax in the U.S.

Consideration:

	February 2006	June 2006
Upfront fee	$17 million	$105 million
Equity Investment (2,210,329 shares of Series E Preferred Stock @ $4.72 per share)	$10 million
Total Fees and Investments	$27 million	$105 million
Milestone payments
Ten various clinical and regulatory approval milestones to be achieved by Takeda	up to $75 million	up to $280 million
Various sales milestones based on aggregate net sales of the product in the licensed territory		up to $150 million
Royalties
Royalties during patent coverage	[*] on net sales of products in Japan	Rates ranging from [*] based on dollar amount of net sales in royalty territory. Refer to Exhibit A for further detail.
After patent expiration	[*] on net sales of products in Japan	Rates gradually decrease by [*] until Takeda ceases selling the product using the product trademark. Refer to Exhibit A for further detail.

[*] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

Other payments or reimbursements to Affymax

	February 2006	June 2006
Development Costs	None.	Takeda responsible for the first $50 million in U.S. Remaining development costs shared: 70% Takeda, 30% Affymax.
Substantive obligations/rights of Affymax
Research	None.	Discuss in good faith, without obligation to reach agreement, a mutually agreed research agreement for backup compounds pursuant to a budget not to exceed $[*] annually.
Replacement product	None.	To allow access to any Affymax product candidate having specified technical properties as a replacement for Hematide.
Manufacturing	Will manufacture and supply active pharmaceutical ingredient ("API") throughout the term for (a) [*] for preclinical and clinical supply and (b) [*] for commercial supply.	Will manufacture and supply API throughout the term for the territory (a) [*] for preclinical and clinical supply and (b) [*] for commercial supply.
Joint Steering Committee	3 representatives.	4 representatives
Development Plan	Review as part of Joint Steering Committee.	Review as part of Joint Steering Committee.
Development	None.	Co-development in U.S., with lead for dialysis and pre-dialysis.

[*] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

Regulatory matters	Provide all then existing IND and CTA filings; copies of preclinical, non-clinical and manufacturing data, Phase 1, 2, 3 and 4 data for Takeda's regulatory and commercialization obligations in territory; and right of reference to all Affymax regulatory filings necessary for Takeda to achieve regulatory approval.	Responsible for U.S. regulatory filings in dialysis pre-dialysis,. chemotherapy induced anemia and anemia of cancer indications

Responsible for preparing all support and information for U.S. dialysis and pre-dialysis submissions.

Provide all then existing IND and CTA filings; copies of preclinical, non-clinical and manufacturing data, Phase 1, 2, 3 and 4 data for Takeda's regulatory and commercialization obligations in territory; and right of reference to all Affymax regulatory filings necessary for Takeda to achieve regulatory approval.
Right of first negotiation for back up product	If developed within 10 years, offer back up products to Takeda for an exclusive 90-day negotiation period.	If developed within 10 years, offer back up products to Takeda for an exclusive 90-day negotiation period.
Commercialization		Co-promotion in U.S., responsible for own sales force responsible for own sales force.
[*] arbitration matter	Keep [*].	Keep [*].
Trademark	None.	Ownership and responsibilities for U.S. trademark (Hematide)
Intellectual property	Sole right to prosecute and maintain Affymax patents at its expense.	Sole right to prosecute and maintain Affymax patents at its expense.

Accounting Summary (See Exhibit A for Detailed Discussion)

        Affymax followed several steps in determining the appropriate accounting model for the revenue recognition. These steps were:

  1.
  Consideration of whether the two agreements should be combined into a single arrangement

  2.
  Evaluation of EITF 00-21 to determine whether separate units of accounting exist

  3.
  Selection of an accounting model

  4.
  Evaluation of EITF 99-19 to determine appropriate presentation of certain revenue streams

        Step 1—Affymax considered the guidance issued under TPA 5100.39, which states that "a group of contracts or agreements may be so closely related that they are, in effect, parts of a single arrangement." Affymax evaluated the factors discussed in TPA 5100.39 and concluded that the agreements should be accounted for as a single arrangement for accounting purposes.

[*] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

        Step 2—Affymax evaluated the multiple elements under the combined arrangement in accordance with the provisions of EITF 00-21. As Affymax was unable to determine the stand-alone value of the delivered elements and obtain verifiable objective evidence to determine the fair value of the undelivered elements, Affymax concluded that there was a single unit of accounting due to the fact that not all three criteria required under EITF 00-21 in order to separate and allocate were met.

        Step 3—Affymax determined the revenue attribution model for each component as follows:

  1.
  Upfront fees and non-substantive milestone payments will be deferred as Affymax is unable to determine the period of its performance obligation under the Joint Steering Committee and therefore cannot apply a rational and systematic approach over the performance period.

  2.
  Development cost reimbursement will be recognized as earned.

  3.
  Consideration for manufacture and supply of API will be recognized as revenue    based on the actual cost and any profit margin will be deferred.

        For components 2 and 3 above, Affymax reviewed potentially analogous interpretations to confirm that the attribution model Affymax selected was consistent with other generally accepted revenue recognition models (ie milestone based model). Using the milestone method, Affymax asserts that in the Takeda arrangement, while there is a single unit of accounting, there are different attribution models—one for the all up-front fees and the non-substantive milestone payments and one for the reimbursable costs which Affymax is proposing to treat like a milestone payment. In light of the multiple deliverables composing this single unit of accounting, Affymax sought to apply an accounting model that would reflect the economics of the transaction in a faithful and representative manner, while also satisfying the general revenue recognition principles in the FASB Concepts Statements and the guidance in SAB 104. Affymax believes that the application of the milestone payment-based model best achieves all of these objectives.

        In following the milestone-based method, Affymax determined that the up-front payments and non-substantive milestone payments should be attributed to the undelivered elements consisting of the joint steering committee service obligation and the when-and-if-available additional know-how and clinical study data. The attribution should be systematic and rational and would likely follow a straight line pattern over the term. However, at this time based on the contractual definition, the term is indefinite. Accordingly, the amounts otherwise recognizable over the term must be deferred until the term is determinable. Affymax considered the payments from Takeda for the reimbursement of incremental, third party development costs and the payments from Takeda for the supply of the active pharmaceutical ingredient, also purchased from a third party analogous to substantive milestone payments. Under the milestone-based method, such activities are treated as if they were separate contracts, performance for which is evaluated under a completed performance model. Accordingly, the payments for these deliverables are recognized upon completion. However, since Affymax did not know how the expected total profit under the contract was to be allocated to the multiple deliverables under the arrangement (i.e., that is the reason the separate deliverables could not be separated under EITF 00-21), we thought that it would be appropriate to add any profit from these "milestone payments" to the pool of up-front payments and non-substantive milestone payments and attribute them across the contract.

        The milestone-based method is predicated upon the milestones being substantive and Affymax believes that Takeda is paying separately for the supply of this raw material and development cost reimbursement, and thus, the milestones are deemed to be substantive.

[*] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

        Step 4—Affymax further evaluated the presentation of the reimbursements of development expenses on a gross vs. net basis in accordance with EITF 99-19. Affymax determined that development cost reimbursement revenue should be recognized on a gross basis as Affymax is the primary obligor in the agreement since it is primarily responsible for executing the U.S. development plan. Additionally, the consensus in EITF 01-14, reinforces Affymax's assertion that reimbursements received for out-of-pocket expenses incurred should be characterized as revenue.

Sincerely,

/s/ Christian J. Scognamillo

Christian J. Scognamillo

cc:
Paul B. Cleveland, Affymax, Inc.
Laura A. Berezin, Cooley Godward Kronish LLP
Glen Y. Sato, Cooley Godward Kronish LLP
James Walling, PricewaterhouseCoopers
Greg N. Vlahos, PricewaterhouseCoopers
Tania Devilliers, PricewaterhouseCoopers
Bruce K. Dallas, Davis Polk & Wardwell
Mischa Travers, Davis Polk & Wardwell

[*] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

Exhibit A

Detailed Discussion

        Affymax entered into two separate license and collaboration agreements with Takeda. Following is a summary of each agreement and the analysis and application of authoritative guidance in determining the accounting treatment and the revenue recognition model selected by Affymax.

February 2006 agreement—Japan only

        In February 2006, Affymax entered into the first collaboration and license agreement with Takeda.

        Under the agreement, Takeda obtained an exclusive license to Affymax's intellectual property and use of all past and present clinical data collected by Affymax in relation to Hematide from its research and clinical trials in the US and Europe as well as future clinical data that would support development in Japan. The license will enable Takeda to develop, produce, manufacture (fill and finish) and sell a pharmaceutical product containing Hematide in Japan.

        Payment of the license fee is structured as follows:

  —
  An initial one time, non-refundable and non-creditable payment of $17 million

  —
  Milestone payments as noted below

        All milestone payments are non-refundable and non-creditable against any other payments. The following chart sets forth the milestone payments to be made to Affymax under the agreement:

Milestone Event—milestones to be reached by Takeda	Milestone Payment
[*]	$[*]
[*]	$[*]
[*]	$[*]
[*]	$[*]
[*]	$[*]
[*]	$[*]
[*]	$[*]
[*]	$[*]
[*]	$[*]
[*]	$[*]
Total Payments	$75 million

Other payments to be received by Affymax:

Manufacture and supply of Bulk Hematide

        Affymax will manufacture and supply Takeda with bulk active pharmaceutical ingredient ("API") during Takeda's development phase and during commercialization, throughout the term of the agreement.

        During the clinical and pre-clinical stage of development, Takeda will reimburse Affymax for [*] the Bulk Hematide and upon commercialization; Takeda will purchase Bulk Hematide [*]. Takeda will be responsible for fill and finish of clinical and commercial Bulk Hematide supplied by Affymax.

[*] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

Royalty payments

        Upon commercialization of Hematide in Japan, Takeda shall pay to Affymax the following royalties:

  (a)
  Royalties for Patented Products—[*] of net sales of each product sold in Japan.

  (b)
  Royalty Rate Step Down—Takeda recognizes the substantial benefit of the license even after expiration of all valid Company patents. The date upon which the last valid claim expires is considered the "Expiration Date." Upon the Expiration Date, Takeda shall pay to Affymax [*] of net sales of each product sold in Japan. This royalty payment will terminate at the sooner of [*] in which [*] Hematide in Japan comprising [*] or more of the [*].

Equity investment

        Concurrent with the February 2006 transaction, Takeda purchased 2,120,329 shares of Series E Preferred Stock of Affymax for an aggregate purchase price of $10.0 million. The purchase of preferred stock by Takeda was at a price of $4.7162 per share. Affymax subsequently obtained a 3rd party valuation of the Series E Preferred Stock and it was determined to have a fair value of $4.71 per share.

Summary of Affymax's Deliverables to Takeda under the February 2006 agreement

1.     License of Affymax IP and Clinical Data

        Following is a more detailed description of the elements covered under the license.

        Affymax provided an exclusive license to Takeda to develop, produce and sell Hematide in Japan. The license includes rights to Affymax's intellectual property such as patents and the [*] structure as well as the results of historical clinical studies performed by Affymax and certain on-going clinical studies that existed as of the agreement effective date.

        Takeda's rights to the use of data provided by Affymax are governed under the agreement and are restricted in certain circumstances as discussed below:

Data	Included under license	Restrictions on use	Timing of delivery of data
IND and CTA filings made for the product in the U.S. and Europe prior to the effective date of the agreement	Yes	No—full rights to use this data and reports in the connection with the development of Hematide in Japan	February 2006
Other preclinical and nonclinical data generated [*] the effective date (listed in Exhibit G)	Yes	No—full rights to use this data and reports in the connection with the development of Hematide in Japan	February 2006 [*]
Clinical data from [*] completed or on-going as of the effective date of the agreement	Yes	No—full rights to use this data and reports in the connection with the development of Hematide in Japan	February 2006 [*]
Clinical data from [*] completed or on-going as of the effective date of the agreement	Yes	Yes—data resulting from [*] shall only be used to substantiate the results of clinical data generated by Takeda	February 2006 [*]
Third party non-clinical, pre-clinical and clinical data where a license has been granted by Affymax, unless [*]	Yes	Yes—data resulting from third party clinical trials shall only be used to substantiate the results of clinical data generated by Takeda	February 2006 [*]

[*] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

        In addition to the clinical data noted above, Affymax and Takeda may enter into future separate agreements for clinical data [*] that commenced [*].

2.     Production of Bulk Hematitde API

        Affymax will supply Takeda's entire requirements for API for development and commercialization purposes through the entire agreement term. Takeda is responsible for the formulation of the API into the finished product. Pricing for the manufacture and supply of the API is as follows:

  •
  Preclinical and clinical price—[*].

  •
  Commercialization—[*].

3.     Joint Committee Participation

        Takeda and Affymax agreed to establish a Joint steering committee that will monitor and coordinate communication regarding performance under the agreement. The Joint steering committee is responsible for:

  —
  review and approve Takeda's development plan (was approved at inception of agreement);

  —
  seek to resolve issues that may arise under the agreement and provide a forum to evaluate strategies for obtaining, maintaining and enforcing patent and trademark protection in Japan.

        Each party will have 3 representatives to serve on the Joint steering committee and at least 2 meetings will be held per year. Decisions will be made only through a unanimous vote and each party is provided 1 vote. Any disputes will be resolved by Takeda except if such matter is an excepted development matter.

        The Joint steering committee will remain established until termination or expiration of the agreement.

Agreement Term

        The agreement shall remain in effect in Japan until the expiration of all of Takeda's payment obligations. Takeda's payment obligations will terminate at the earlier of [*] after which [*] Hematide in Japan comprising [*] or more of the [*] or expiration of the last patent.

June 2006 agreement—Rest of World (all countries, except Japan)

        In June 2006, Affymax entered into a collaboration and license agreement with Takeda. Under the agreement Affymax and Takeda will collaborate for the joint development and commercialization of a pharmaceutical product containing Hematide in the U.S. and for the sole development by Takeda in other countries throughout the world (except for Japan). In the U.S., Affymax will be primarily responsible for clinical development of product for the treatment of anemia in patients with chronic kidney disease and Takeda will be primarily responsible for the clinical development of products for the treatment of anemia in patients with cancer.

[*] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

        Payment of the license fee is structured as follows:

  —
  An initial one time, non-refundable and non-creditable payment of $105 million

  —
  Milestone payments as noted below

        All milestone payments are non-refundable and non-creditable against any other payments. The following chart sets forth the milestone payments to be made to Affymax under the agreement:

Milestone Event	Milestone Payment
• [*]	$[*] $[*]
• [*]	$[*] $[*] $[*] $[*]
• [*]	$[*] $[*] $[*] $[*]
• [*]	$[*] $[*] $[*] $[*]
• [*]	$[*] $[*]
• [*]	$[*] $[*]
[*]	$[*]
[*]	$[*]
Total Payments	$280 million

        The following chart sets forth the sales milestone payments to be made to Affymax under the agreement:

Milestone Event	Milestone Payment
[*]
• $[*] • $[*] • $[*] • $[*] • $[*]	$[*] $[*] $[*] $[*] $[*]

Other payments to be received by Affymax

Manufacture and supply of Hematitde

        Affymax will manufacture and supply Takeda with bulk API during the development phase and commercialization. Takeda will be responsible for the final formulation (fill and finish) of the bulk API into the finished product. Affymax will transfer to Takeda technology controlled by Affymax relating to finished product manufacturing.

[*] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

        During the clinical and pre-clinical stage, Takeda will reimburse Affymax for [*] the bulk API which will be included in the calculation of development expenses by Takeda in the U.S. Upon commercialization, Takeda will purchase bulk API [*].

Development cost reimbursement

        Takeda will bear all U.S. third-party development expenses up to $50 million and third-party development expenses in excess shall be borne 70% by Takeda and 30% by Affymax. The net amount payable between the parties will be settled within twenty five business days following the end of each quarter.

Back-up research program expenses

        Takeda will bear the cost and expenses for a back-up research program in an amount not to exceed $[*] per year, with the actual amount and term to be negotiated between the parties.

U.S. Product Profit

        Affymax and Takeda will share equally in the U.S. product profit for each finished product sold during the co-promotion term.

Royalty payments

        Upon commercialization of the product outside of the U.S., Takeda shall pay to Affymax the following royalties:

Royalty Rates

  —
  [*] of net sales of each product sold in the royalty territory when net sales are equal to or less than $[*].

  —
  [*] of net sales of each product sold in the royalty territory when net sales are greater than $[*] but equal to or less than $[*].

  —
  [*] of net sales of each product sold in the royalty territory when net sales exceed $[*].

Royalty Rate Step Down

  —
  Upon the expiration of the last valid patent, Takeda shall pay to Affymax [*] of the royalty rates set forth above of net sales of each product sold on a country-by-country basis. This royalty payment will terminate at the end of the second consecutive quarterly period in which one or more third parties [*] the product in such country equal to or greater than [*]. After [*], Takeda will continue to pay royalties of [*] of net sales until Takeda ceases selling the product using the product trademark.

Summary of Affymax's Deliverables to Takeda under the June 2006 agreement

1.     Joint Steering Committee (JSC) Participation

        Affymax and Takeda will establish a joint steering committee to monitor and coordinate communication regarding the parties' performance under the agreement. The joint steering committee is responsible for:

  —
  reviewing the overall strategy for developing and seeking regulatory approval, manufacturing and commercialization of the product;

[*] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

  —
  facilitating the exchange of information between the parties with respect to their activities and establishing sharing of information and materials necessary for each party's development and commercialization;

  —
  review, approve and if necessary amend the U.S. development plan, development budget and commercialization plan;

  —
  review the plan and summary budget for the Rest of World (the "ROW") development;

  —
  monitoring of the parties' performance against the U.S. development plan;

  —
  creating subcommittees as the joint steering committee may find necessary and oversee the activities of any subcommittees;

  —
  providing a forum to evaluate strategies for obtaining, maintaining and enforcing patent and trademark protection; and

  —
  undertaking and approving such other matters as provided for under the agreement.

        The JSC shall not be entitled to approve or disapprove any development plans or budget in the ROW territory. Takeda will be entitled to make all decisions related to the ROW territory.

        Each party will have eight representatives on the JSC. The JSC will hold at least three meetings per year.

        The JSC will remain in existence through the end of the agreement term (refer to agreement term discussion below).

2.     Subcommittee Participation

        Affymax and Takeda will establish a product subcommittee to oversee and manage the development, regulatory approval and commercialization of the product in accordance with the U.S. development plan. The product subcommittee is responsible for:

  —
  draft amendments or updates to the U.S. development plan and commercialization plan and present such amendments to the JSC;

  —
  develop the overall strategy for product development and commercialization activities in the U.S.; and

  —
  facilitate the flow of information between the parties with respect to the development, regulatory approval and commercialization.

        Affymax and Takeda will establish a finance subcommittee to oversee the implementation and assist the JSC with budgetary, financial and accounting issues arising out of the development, regulatory approval and commercialization of the product. The finance subcommittee is responsible for:

  —
  coordinating with the JSC and other subcommittees regarding the preparation and submission of budgets for the development and commercialization of products in the U.S. and

  —
  developing specific schedules, procedures and methods to implement the financial reporting and reconciliation provisions of the agreement.

        The subcommittees will remain in existence concurrent with the JSC.

3.     Participation by Alliance Representative

        Each party has designated an appropriate employee to facilitate communication and coordination of the parties' activities under the agreement and to provide support and guidance to the JSC.

[*] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

4.     Performance under the US development plan

        The parties will have the following development obligations:

  —
  Affymax will be responsible for all ongoing clinical, non-clinical, pre-clinical and other trials that were identified as of the effective date of the agreement and will provide Takeda the data obtained from such trials.

  —
  Affymax will be primarily responsible for implementing the clinical trials of the product for regulatory approval in the renal indications pursuant to the U.S. development plan.

  —
  Takeda will be primarily responsible for implementing the clinical trials of the product for regulatory approval in the oncology indications pursuant to the U.S. development plan.

  —
  Takeda will be solely responsible for the ROW development of the product for regulatory approval in all indications in the ROW.

5.     Performance of Backup Research Program

        Affymax will perform a program of research [*] intended to [*] for the initial indications. Takeda will bear the cost and expenses for such research program in an amount not to exceed $[*] per year. In the event Takeda discontinues its development of the product within the first five years of the agreement due to patient safety concerns or a requirement imposed by regulatory authorities, then Takeda will have the right to review with Affymax any and all then-existing replacement product candidates and to select one such replacement product candidate as a substitute for development under the U.S. development plan.

6.     Report on results of backup compounds

        If within ten years after the effective date of the agreement Affymax develops a backup compound, Takeda will have the right of first negotiation to develop and commercialize such backup compound. During the ten year period, Affymax will provide Takeda on an annual basis a report stating the results of any pre-clinical and clinical studies conducted for such backup compound.

7.     Manufacture and supply of bulk API

        Affymax will manufacture and supply Takeda with bulk active pharmaceutical ingredient during the development phase and commercialization. Takeda will be responsible for the final formulation of the bulk API into the finished product. Affymax will transfer to Takeda technology controlled by Affymax relating to finished product manufacturing.

        During the clinical and pre-clinical stage, Takeda will reimburse Affymax for [*] the bulk API which will be included in the calculation of development expenses by Takeda. Upon commercialization, Takeda will purchase bulk API [*].

8.     License of Affymax IP and Clinical Data

        Takeda obtained an exclusive license to Affymax's intellectual property and use of all past and present clinical data collected by Affymax in relation to Hematide from its research and clinical trials in the US and Europe. The license will enable Takeda to develop, produce and sell Hematide in the licensed territory (all countries other than Japan).

[*] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

        Affymax will provide Takeda with copies of IND and CTA submissions made for the product in the U.S. and EU prior to the effective date of the agreement. With regard to all other preclinical and non-clinical data relevant to an IND or CTA submission generated as of the effective date of the agreement, Affymax will, if requested by Takeda, provide Takeda with copies thereof. Each party will provide the other party with copies of all preclinical, non-clinical, analytical, manufacturing and clinical data relating to the product generated in connection with performance of the U.S. development plan. Following is a summary of the nature, use and timing of the transfer of data:

Data	Included under license	Restrictions on use	Timing of delivery of data
IND and CTA filings made for the product in the U.S. and Europe prior to the effective date of the agreement	Yes	No—full rights to use this data and reports in connection with the development of Hematide in the licensed territory	Within 30 days of effective date
Other preclinical, non-clinical data generated as of the effective date of the agreement and from studies ongoing as of the effective date	Yes	No—full rights to use this data and reports in connection with the development of Hematide in the licensed territory	As requested by Takeda after the effective date
Other preclinical, non-clinical, analytical, manufacturing and clinical data generated by either party after the effective date of the agreement and from new studies commencing after the effective date	Yes	No—full rights to use this data and reports in connection with the development of Hematide in the licensed territory	As soon as available

9.     Participation under co-promotion agreement

        Affymax and Takeda will have the rights and responsibilities for commercializing the product in the U.S. in accordance with the commercialization plan. The parties will execute a co-promotion agreement which will be in effect until the [*] for two consecutive quarters. The co-promotion agreement will automatically be extended by periods of one year unless terminated by either party.

        Takeda will have the sole right and responsibility for commercializing the product in ROW and will book all sales and bear costs in connection with such commercialization.

        Under the co-promotion agreement, Takeda will have the sole right to establish pricing of the product in the U.S. and will be responsible for seeking applicable pricing approval and setting the price in the ROW.

Agreement Term

        The agreement shall remain in effect until the expiration of all of Takeda's payment obligations, including the product profit sharing in the US. Refer to Step 3 below for a discussion on how the term, which is not finite, impact the period of Affymax's performance obligations.

[*] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

Technical Accounting Research Considerations

        As discussed above, Affymax entered into two separate license and collaboration agreements with Takeda during 2006. Under the February 2006 agreement, Affymax granted Takeda an exclusive license to develop, manufacture and sell Hematide in Japan. Under the June 2006 agreement the parties extended their collaboration under a second agreement and Affymax granted Takeda an exclusive license to develop, manufacture and sell Hematitde in the rest of world territories (excluding the U.S. and Japan) and the parties will have a joint development and co-promotion arrangement to develop, manufacture and sell Hematitde in the U.S.

        Affymax followed several steps in determining the appropriate accounting model for the revenue recognition. These steps were:

  1.
  Consideration of whether the two agreements should be combined into a single arrangement

  2.
  Evaluation of EITF 00-21 to determine whether separate units of accounting exist

  3.
  Selection of an accounting model

  4.
  Evaluation of EITF 99-19 to determine appropriate presentation of certain revenue streams

Step 1:

        Affymax considered the guidance issued under EITF 00-21, paragraph 2, as well as TPA 5100.39, which states that "a group of contracts or agreements may be so closely related that they are, in effect, parts of a single arrangement." Affymax evaluated the following factors discussed in TPA 5100.39 and concluded that the agreements should be accounted for as a single arrangement for accounting purposes:

Indicators as discussed in TPA 5100.39	Response
The contracts or agreements are negotiated or executed within a short time frame of each other.	Both contracts were entered into within a four month timeframe.
The different elements are closely interrelated or interdependent in terms of design, technology, or function.	The intellectual property and data deliverables under both agreements are exactly the same. Therefore the elements are interrelated in terms of design, technology and function.
The fee for one or more contracts or agreements is subject to refund or forfeiture or other concession if another contract is not completed satisfactorily.	The fees paid to Affymax under each agreement are non-refundable. However, the milestone payments and royalties under both agreements are dependent on clinical and commercial success of Hematide. Therefore failure of successful clinical trial results may impact either or both agreements and future milestone payments and royalties could be forfeited.
One or more elements in one contract or agreement are essential to the functionality of an element in another contract.	The intellectual property and data deliverables under both agreements are exactly the same.

Step 2:

        Following the conclusion that the two agreements should be accounted for as a single arrangement, Affymax evaluated the multiple elements under the combined arrangement in accordance with the provisions of Emerging Issues Task Force ("EITF") Issue No. 00-21, Revenue Arrangements with Multiple Deliverables ("EITF 00-21").

[*] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

        As Affymax was unable to determine the stand-alone value of the delivered elements and obtain verifiable objective evidence to determine the fair value of the undelivered elements, Affymax concluded that there was a single unit of accounting due to the fact that not all three criteria required under EITF 00-21, paragraph 9, in order to separate them were met.

        The following table summarizes the elements under both agreements and the expected timing of performance by Affymax evaluated in the EITF 00-21 analysis and conclusion:

	Japan agreement (Feb '06)	ROW agreement (June '06)	Expected timing of performance
1.	Exclusive license under Affymax technology to develop, use and sell Hematide in Japan	Exclusive license under Affymax technology to develop, use and sell Hematide in ROW	Delivered.
2.	Clinical trial results data (from completed and certain ongoing trials as of the agreement effective date	Existing and future clinical trial results data and regulatory materials	Expected to be delivered during [*]
3.	Manufacture and supply of bulk API	Manufacture and supply of bulk API	To be delivered through the end of the agreement term
4.	Joint steering committee participation	Joint steering committee Participation	Participation on the JSC is expected to be delivered for through the end of the agreement term
5.		Participation on the subcommittees	Participation on the subcommittees is expected to be delivered for through the end of the agreement term
6.		Participation by alliance representative	Participation by the alliance representative is expected to be delivered for through the end of the agreement term
7.		Performance under the U.S. development plan	Performance under the U.S. development plan is expected to be [*] the agreement.
8.		Performance of backup research program	Performance under the backup research program is expected to be over [*] of the agreement, but could [*].
9.		Report on results of studies for backup compounds program	Delivery of results from backup compound studies will be delivered over the first ten years of the agreement.
10.		Performance under co-promotion agreement for commercialization of the products in the U.S.	Performance under the co-promotion agreement is estimated to commence [*] and will be delivered for as long as product subject to the collaboration with Takeda are being sold in the U.S. by either party.

[*] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

Step 3:

        Affymax considered recognizing revenue for this single unit of accounting over the term of its performance obligations following a systematic and rationale approach. However, Affymax was unable to determine the period of its performance obligations under the agreement. Based on an analysis of the contract and discussions with Takeda about Affymax's required participation on the joint steering committee, Affymax determined that the term of Affymax's joint steering committee obligation extends for as long as products subject to the collaboration with Takeda are being sold by either of the parties. As a result, it is not possible to reasonably and reliably estimate the expected performance period for this obligation.

        Therefore, Affymax evaluated the different components within the single unit of accounting to determine a revenue recognition model that is fairly representative of and faithful to the economic substance of the single unit of accounting, but in no event would result in premature revenue recognition.

        Affymax determined the revenue attribution model for each component as follows:

  1.
  Upfront fees and non-substantive milestone payments (there are no substantive milestones) will be deferred as Affymax is unable to determine the period of its performance obligation under the Joint Steering Committee.

  2.
  Development cost reimbursement will be recognized as earned.

  3.
  Consideration for manufacture and supply of API will be recognized as revenue based on Affymax's actual cost and any profit margin will be deferred along with the upfront fees and non-substantive milestone payments.

        Affymax believes that its selected approach would best serve the interest of investors in understanding the correspondence between revenues and expenses associated with work actually performed under the arrangement.

        Affymax evaluated two other alternative models for attributing revenue to the single unit of accounting, taking into consideration the specific economic substance and earnings processes associated with the third party development expense reimbursements and the manufacture/supply arrangement elements as follows:

Alternative Model 1:

  —
  Defer all consideration associated with third party reimbursements and the manufacture/supply arrangement following the accounting for the single unit of accounting (i.e., full deferral until the term of the joint steering committee obligation can be reasonably and reliably estimated or when company has fulfilled all contractual obligations)

  —
  Recognize all costs as incurred

Alternative Model 2:

  —
  Defer all revenue associated with third party reimbursements and manufacture/supply arrangement (i.e., full deferral until joint steering committee obligation can be reasonably and reliably estimated or when company has fulfilled all contractual obligations)

  —
  Defer all recoverable/eligible costs (i.e., full deferral until the same trigger as discussed above for revenue occurs)

        However, Affymax believes that neither of these alternative models fairly presented the earnings process or the true economics of the arrangement. In lieu of selecting Model 1 or 2, Affymax selected its current model described below as it better represents the economics of the arrangement.

[*] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

Company Model:

  —
  Recognize revenue only to the extent of contractual reimbursable costs related to both third party development costs and the manufacture/supply arrangement. Any profit margin would be deferred and recognized in conjunction with the single of unit accounting.

  —
  Recognize all costs as incurred

        Affymax reviewed potentially analogous interpretations to confirm that the attribution model Affymax selected was consistent with other generally accepted revenue recognition models (i.e., milestone based model). Using the milestone method, Affymax asserts that in the Takeda arrangement, while there is a single unit of accounting, there are different attribution models—one for the all up-front fees and the non-substantive milestone payments and one for the reimbursable costs which Affymax is proposing to treat like a milestone payment. In light of the multiple deliverables composing this single unit of accounting Affymax sought to apply an accounting model that would reflect the economics of the transaction in a faithful and representative manner, while also satisfying the general revenue recognition principles in the FASB Concepts Statements and the guidance in SAB 104. Affymax believes that the application of the milestone payment-based model best achieves all of these objectives.

        In following the milestone-based method, Affymax determined that the up-front payments and non-substantive milestone payments should be attributed to the undelivered elements consisting of the joint steering committee service obligation and the when-and-if-available additional know-how and clinical study data. The attribution should be systematic and rational and would likely follow a straight line pattern over the term. However, at this time based on the contractual definition, the term is indefinite. Accordingly, the amounts otherwise recognizable over the term must be deferred until the term is determinable. Affymax considered the payments from Takeda for the reimbursement of incremental, third party development costs and the payments from Takeda for the supply of the active pharmaceutical ingredient, also purchased from a third party, analogous to substantive milestone payments. Under the milestone-based method, such activities are treated as if they were separate contracts, performance for which is evaluated under a completed performance model. Accordingly, the payments for these deliverables are recognized upon completion. However, since Affymax did not know how the expected total profit under the contract was to be allocated to the multiple deliverables under the arrangement (i.e., that is the reason the separate deliverables could not be separated under EITF 00-21), it thought that it would be appropriate to add any profit from these "milestone payments" to the pool of up-front payments and non-substantive milestone payments and attribute them across the contract.

        The milestone-based method is predicated upon the milestones being substantive and Affymax believes that Takeda is paying separately for the supply of this raw material and development cost reimbursement, and thus, the milestones are deemed to be substantive.

Step 4:

        Affymax further evaluated the presentation of the reimbursements of development expenses on a gross vs. net basis in accordance with EITF 99-19," Reporting Revenue Gross as a Principal versus Net as an Agent". Based on the evaluation of all these indicators, Affymax determined that development cost reimbursement revenue should be recognized on a gross basis. In particular, Affymax is the primary obligor in the agreement since it is responsible for executing the development plan. Additionally, Affymax has complete supplier discretion, is involved in determining the service specifications, and Affymax assumes credit risk for these expenses.

        Additionally, the consensus in EITF 01-14, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred", reinforces Affymax's assertion that reimbursements received for out-of-pocket expenses incurred should be characterized as revenue.

[*] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO 17 C.F.R. § 200.83.

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Exhibit A